UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COVISINT CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

22357R 103

(CUSIP Number)

Vector Capital IV L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Sidley Austin LLP 1001 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 565-7000 Attn: Martin A. Wellington

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* WK, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,428,213
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,428,213
11.	Aggregate amount beneficially owned by each reporting person 3,428,213
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.48%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,428,213
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,428,213
11.	Aggregate amount beneficially owned by each reporting person 3,428,213
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.48%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Entrepreneur Fund III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 41,640
	9.	Sole dispositive power -0-
	10	Shared dispositive power 41,640
11.	Aggregate amount beneficially owned by each reporting person 41,640
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.10%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 41,640
	9.	Sole dispositive power -0-
	10	Shared dispositive power 41,640
11.	Aggregate amount beneficially owned by each reporting person 41,640
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.10%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,469,853
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,469,853
11.	Aggregate amount beneficially owned by each reporting person 3,469,853
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.58%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22357R 103

1.	Names of reporting persons: Alexander R. Slusky
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,469,853
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,469,853
11.	Aggregate amount beneficially owned by each reporting person 3,469,853
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.58%
14.	Type of reporting person (see instructions) IN

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Vector Capital IV, L.P., a Delaware limited partnership, Vector Capital Partners IV, L.P., a Cayman Islands limited partnership, Vector Entrepreneur Fund III, L.P., a Delaware limited partnership, Vector Capital Partners III, L.P., a Cayman Islands limited partnership, Vector Capital, L.L.C., a Delaware limited liability company, and Alexander R. Slusky, an individual, on November 23, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 8, 2016 (the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, on behalf of the Reporting Persons to amend and supplement the Schedule 13 D as set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.

Unless specifically amended or supplemented hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons originally acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, represented an attractive investment opportunity.

The Reporting Persons review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. The Reporting Persons may also discuss with any of the foregoing parties their views on a potential acquisition of the Company by the Reporting Persons and the potential terms of any such transaction.

On May 21, 2016, the Reporting Persons sent a letter (the “Letter”) to the Company’s board of directors (the “Board”), stating the that (i) the Reporting Persons believe it is time to sell the Company because they have concluded that only as a private company can the Company realize its full potential and (ii) the Reporting Persons propose to enter into negotiations on a non-exclusive basis with the Board to purchase the Company at a market premium price and that they would allow the Board a post-signing “go shop” period to validate that the price offered was the highest obtainable. The foregoing description of the Letter is qualified in its entirety by reference to the Letter, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Company, negotiating with the Board the price and terms of an acquisition of the Company, engaging financing sources and professional advisors regarding a potential acquisition, encouraging the Company to pursue one or more other strategic transactions, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as described above, the Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Document

1	Letter of Vector Capital to Covisint Corporation dated as of May 21, 2016.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2016

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR ENTREPRENEUR FUND III, L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky